UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Match Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

57665R106

(CUSIP Number)

July 13, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57665R106		13G

1.	Names of Reporting Persons Justin Mateen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,180,547 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 11,180,547 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,180,547 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 18.8% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)                   The aggregate number includes 11,180,297 stock options, all of which are presently exercisable.  These stock options may be settled (i) at the election of Match Group, Inc., a Delaware corporation (the “Issuer”), in shares of common stock, par value $0.001 per share (the “Common Stock”), of the Issuer or (until such time as IAC/InterActiveCorp, a Delaware corporation (“IAC”), ceases to own shares representing a majority of the combined voting power of the outstanding Common Stock, Class B Common Stock, par value $0.001 per share, of Match, and Class C Common Stock, par value $0.001 per share, of Match) shares of common stock, par value $0.001 per share, of IAC, if Justin Mateen (the “Reporting Person”) elects to “net settle” such options by having shares withheld to cover the exercise price and any applicable withholding taxes, or (ii) in shares of Common Stock, if the Reporting Person elects to pay the exercise price and any applicable withholding taxes in cash.  These stock options resulted from the merger of Tinder, Inc., a Delaware corporation, with and into the Issuer on July 13, 2017, and the reported number of options was provided to the Reporting Person by the Issuer.

(2)                   Based on 48,433,964 shares of Common Stock outstanding as of May 1, 2017.

CUSIP No. 57665R106			13G

Item 1.
	(a)	Name of Issuer Match Group, Inc., a Delaware corporation.
	(b)	Address of Issuer’s Principal Executive Offices 8750 North Central Expressway, Suite 1400, Dallas, Texas 75231.

Item 2.
(a)

Name of Person Filing
This Schedule 13G is being filed by the Reporting Person, with respect to shares of Common Stock of the Issuer that may be deemed to be beneficially owned by the Reporting Person.

	(b)	Address of the Principal Office or, if none, Residence 3750 Las Vegas Blvd., S #2805, Las Vegas, Nevada, 89158.
	(c)	Citizenship United States of America.
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share.
	(e)	CUSIP Number 57665R106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 57665R106			13G

Item 4.	Ownership.

	(a)	Amount beneficially owned: 11,180,547 (1)
	(b)	Percent of class: 18.8% (2)
	(c)	Number of shares as to which the Reporting person has:
		a.	Sole power to vote or to direct the vote: 11,180,547 (1)
		b.	Shared power to vote or to direct the vote: 0
		c.	Sole power to dispose or direct the disposition of: 11,180,547 (1)
		d.	Shared power to dispose or direct the disposition: 0

(1) The aggregate number consists of stock options for the purchase of 11,180,297 shares of Common Stock, all of which are presently exercisable, and 250 shares of Common Stock.
(2) Based on 48,433,964 shares of Common Stock outstanding as of May 1, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a—11.

[Signatures on Following Page]

CUSIP No. 57665R106	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2017	By:	/s/ Justin Mateen
	Name:	Justin Mateen